Exhibit 99.1

Tidal Provides Corporate Update

Vancouver, British Columbia (March 12, 2020) – Tidal Royalty Corp. (CSE: RLTY.U |OTC: TDRYF) (“Tidal” or the “Company”) is pleased to provide an update further to the executed business combination agreement with MichiCann Medical Inc. (operating as Red White & Bloom) (“MichiCann”) (see our news release dated May 13, 2019).

On March 12, 2020, the Company and MichiCann entered into an amended and restated business combination agreement (the “Amended Agreement”) pursuant to which the Company will acquire all of the issued and outstanding shares of MichiCann (the “Proposed Transaction”) on a 2:1 basis, subject to adjustment in certain circumstances (the “Exchange Ratio”). The terms of the Amended Agreement provide that the share consideration will now be comprised of one (1) common share (the “Common Shares”) and one (1) series 2 convertible preferred share (the “Series 2 Shares”) of the resulting company (the “Resulting Issuer”). The Series 2 Shares to be issued to MichiCann shareholders (i) will carry voting rights (entitling a holder to one vote per Series 2 Share held, voting together with the holders of Common Shares), (ii) will be entitled to 5% annual dividends payable in additional Series 2 Shares (the “Dividends”), (iii) will be convertible (together with accrued Dividends) into Common Shares on a 1:1 basis at the option of the holder on or after the seven (7) month anniversary of their issuance date, and (iv) will automatically be converted on the same basis on the two (2) year anniversary of their issuance date. All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase Common Shares and Series 2 Shares in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly-owned subsidiary of the Company (“Subco”) will amalgamate with MichiCann (the “Amalgamation”), which will require the approval of 66 2/3 of the votes cast by MichiCann shareholders at a special meeting of shareholders to be held.  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result the Company will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.

The Amended Agreement contemplates the following changes: Immediately prior to the completion of the Amalgamation, the Company will (i) complete a share consolidation on a 16:1 basis (the “Consolidation”), (ii) change its name to “Red White & Bloom Brands Inc.” (the “Name Change”) and (iii) reconstitute its board of directors such that the board of the Resulting Issuer will consist of five (5) directors, which will include two (2) members of the current board of the Company and three (3) nominees of MichiCann (the “Board Appointments”).

Pursuant to the terms of the Amended Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining the requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the Common Shares, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (v) other closing conditions customary for transactions of this nature.

On January 10, 2020, MichiCann closed the acquisition of Mid-American Growers, Inc. pursuant to an agreement and plan of merger dated October 9, 2019, as amended on January 9, 2020 by way of a merger between MichiCann’s wholly-owned subsidiary, RWB Acquisition Sub, Inc., and Mid-American Growers Inc. under the laws of Delaware to form MAG. On the same day, MichiCann’s wholly-owned subsidiary, RWB Illinois Inc. acquired 142 acres of land located at 14240 Greenhouse Avenue, Granville, Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles.

In connection with the Proposed Transaction, Tidal and MichiCann have filed updated application materials with the CSE to list the Common Shares. The Proposed Transaction remains subject to a number of conditions, including CSE approval and requisite shareholder approvals.  The common shares of Tidal are currently halted from trading on the CSE pending completion of the Proposed Transaction and the parties are working towards obtaining CSE approval of the amended terms of the Proposed Transaction in March with the recommencement of trading shortly thereafter.

All information contained in this press release with respect to Tidal and MichiCann was supplied by the parties respectively, for inclusion herein, and each party has relied on the other in respect of such information.

For further information, please contact:

Tidal Royalty Corp.

Theo van der Linde, Chief Financial Officer & Director

Phone: 604-687-2038

Cautionary Note Regarding Forward-Looking Information and Statements

Forward-Looking Information: This news release includes certain statements that may be deemed “forward-looking statements”. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Forward-looking statements contained in this news release include but are not limited to statements regarding the receipt of all requisite shareholder, regulatory and other consents and approvals, including the approval of the CSE, in connection with the Proposed Transaction, the satisfaction of the other conditions precedent to the consummation of the Proposed Transaction, and the completion of the Transaction, none of which can be assured. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Such factors include: the ability of the Company and MichiCann to satisfy the conditions precedent for the consummation of the Proposed Transaction, including their ability to obtain requisite shareholder and regulatory approvals, and to consummate the same on the proposed terms. Forward-looking statements contained herein speak only as of the date of this News Release. Actual results could differ materially from those currently anticipated due to a number of factors and risks including various risk factors discussed in the Company’s listing statement and disclosure documents which can be found under the Company’s profile on www.sedar.com. The Company undertakes no obligation to update or revise any forward-looking information as a result of new information, future events or otherwise except as required by applicable law.

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.